UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-8F

Application pursuant to Section 8(f)
of the Investment Company Act of 1940 (“Act”)
and Rule 8f-1 thereunder
for Order Declaring that Company
Has Ceased to be an Investment Company

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister:

[_]	Merger

[X]	Liquidation

[_]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[_]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

The Inland Mutual Fund Trust (the sole series of the Trust is the Inland Real Estate Income and Growth Fund)

3. Securities and Exchange Commission File No.:

811-08958

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2901 Butterfield Road Oak Brook, Illinois 60523

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

Roberta S. Matlin	Peter D. Fetzer
The Inland Mutual Fund Trust/Inland	Foley & Lardner LLP
Investment Advisors, Inc.	Suite 3800
2901 Butterfield Road	777 East Wisconsin Avenue
Oak Brook, Illinois 60523	Milwaukee, Wisconsin 53202
Tel: (800) 216-9785	Tel: (414) 297-5596

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant, its Custodian, its Investment Adviser and its Administrator:

Applicant and Adviser: Roberta S. Matlin The Inland Mutual Fund Trust/Inland Investment Advisors, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 Tel: (800) 216-9785

Custodian: Bridget Braun U.S. Bank, N.A. 425 Walnut Street Cincinnati, OH 45202 Tel: (513) 632-4949

Administrator: Matthew Verhaalen U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202 Tel: (414) 765-4499

8. Classification of fund:

[X]	Management Company

[_]	Unit investment trust

[_]	Face-amount certificate company

9. Subclassification if the fund is a management company:

[X]	Open-end [_] Closed-end

10. State law under which the fund was organized or formed:

Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Current Adviser: Inland Investment Advisors, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523

Former Adviser: Uniplan, Inc. The Oaks Building Suite 101 8112 West Bluemound Road Milwaukee, Wisconsin 53202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Current Distributor: Inland Securities Corporation 2901 Butterfield Road Oak Brook, Illinois 60523

Former Distributor: Quasar Distributors, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202

13. If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

[_]	Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- _______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes [_] No

If Yes, state the date on which the board vote took place:

March 9, 2004

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[_]	Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval was not required under Delaware law or the applicant’s organizational documents.

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[_]	Yes [X] No

To date, the Applicant has not made any liquidating distributions, but has redeemed shares upon the request of shareholders in accordance with the requirements of the Act.

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

Not Applicable.

[_]	Yes [_] No

(c)	Were the distributions made pro rata based on share ownership?

Not Applicable.

[_]	Yes [_] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[_]	Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

Not Applicable.

17. Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

[_]	Yes [_] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

[_]	Yes [X] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of the filing date of this form, the Applicant has 13 shareholders owning 268,091.145 shares having a value of $3,264,973.77.

(b)	Describe the relationship of each remaining shareholder to the fund:

Of the thirteen accounts open, the affiliates of the Applicant’s investment adviser, Inland Investment Advisors, Inc., own two accounts holding 260,331.687 of the remaining 268,091.145 shares. The other eleven accounts are owned by persons not affiliated with the investment adviser.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X]	Yes [_] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

All of the Applicant’s assets will be invested in U.S. Treasury Bills or cash equivalents pending distribution to shareholders.

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?

[X]	Yes [_] No

If Yes,

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has $2,999,795.00 invested in U.S. Treasury Bills, $296,947.07 invested in cash equivalents and $31,768.30 in accrued liabilities.

(a)	Why has the fund retained the remaining assets?

Each of the remaining shareholders has advised the Applicant that it intends to redeem such shareholder’s shares and the Applicant’s remaining assets are being retained to fund redemption requests as they are made.

(b)	Will the remaining assets be invested in securities?

[X]	Yes [_] No

All of the Applicant’s assets will be invested in U.S. Treasury Bills or cash equivalents pending distribution to shareholders.

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]	Yes [_] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

The accrued liabilities of $31,768.30 represent services performed for the Fund for the months of January and February 2004. These services are fund accounting, fund administration, custody, legal and audit.

How does the fund intend to pay these outstanding debts or other liabilities?

The Fund plans to distribute the net assets of the Fund, thus keeping cash available to pay for these expenses. Any amounts required for services in excess of $31,768.30 will be paid by the Fund’s investment adviser.

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $15,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Other: Transfer Agent $12,333

Tax Return Related to Liquidation $4,000

(iv)	Total expenses (sum of lines (i) — (iii) above): $31,333

(b)	How were those expenses allocated?

All of these expenses were allocated to Applicant’s investment adviser, Inland Investment Advisors, Inc.

(c)	Who paid those expenses?

All of these expenses have been, or will be, paid by Inland Investment Advisors, Inc.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses; all expenses were accrued.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_]	Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

[_]	Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_]	Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

Not Applicable

26. (a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that:

(i)	She has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Inland Mutual Fund Trust.

(ii)	She is the Executive Vice President, Secretary and Treasurer of The Inland Mutual Fund Trust.

(iii)	All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

THE INLAND MUTUAL FUND TRUST
By: /s/ Roberta S. Matlin
Roberta S. Matlin
Executive Vice President, Secretary and Treasurer